DynaMotive Energy Systems Corporation

                                                FORM 6-K

                                              UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                                           -----------------

                                    REPORT OF FOREIGN PRIVATE ISSUER
                                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                                   THE SECURITIES EXCHANGE ACT OF 1934
                                            FOR April 14, 2003

                                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                         (Exact name of Registrant as specified in its charter)

                                           -----------------


                                    Suite 105-1700 West 75th Avenue
                                            Vancouver, BC
                                            Canada V6P 6G2
                                            (604) 267-6000
                                (Address of principal executive offices)

                                           -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                                ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable





















				FORM 27

               MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    April 14, 2003

3.  Press Release
    -------------

    April 14, 2003

4.  Summary of Material Change
    --------------------------

    Vancouver, BC, Canada  DynaMotive Energy Systems Corporation (OTCBB:
    DYMTF) today provided an update on activities for the first quarter of 2003 and going-forward plan for the year. Andrew Kingston, President and CEO commented on the Company's achievements in the quarter.

    "The first quarter of 2003 saw DynaMotive continuing its aggressive steps to cut costs while implementing its development plan for the year. Activities were focused on commercial project development, technology R & D, biomass reserve capture, financial and reorganization of operations in Europe. I am pleased to report that significant progress has been achieved and that cost savings exceeding US$ 2.75 million for the year 2003 have been implemented. The Company is on track to meet its objectives for 2003. The second quarter will see the Company continuing to take aggressive steps to restore shareholder value.


5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A




7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.   Statement of Senior Officer
     ---------------------------

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 16th day of April, 2003


                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                            (signed)       "Richard Lin"
                                            Richard C.H. Lin
                                            Chairman


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

















DYNAMOTIVE ENERGY SYSTEMS CORPORATION           News Release - April 14, 2003
          DynaMotive Energy Systems Announces 2003 1st Quarter Update

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF) today provided an update on activities for the first quarter of 2003 and going-forward plan for the year. . Andrew Kingston, President and CEO commented on the Company's achievements in the quarter.

"The first quarter of 2003 saw DynaMotive continuing its aggressive steps to cut costs while implementing its development plan for the year. Activities were focused on commercial project development, technology R & D, biomass reserve capture, financial and reorganization of operations in Europe. I am pleased to report that significant progress has been achieved and that cost savings exceeding US$ 2.75 million for the year 2003 have been implemented. The Company is on track to meet its objectives for 2003. The second quarter will see the Company continuing to take aggressive steps to restore shareholder value. Main highlights follow:

Project development: The Company continued to progress towards a commercial demonstration program in Canada as previously announced. A site has been identified for a project capable of hosting a 100 tpd plant for the production of BioOil to provide heat and power to industry. The project once completed would meet the commercial criteria required for the future development of commercial projects and is expected to be self-sustained. Through this project, the Company expects to meet its target of reducing the investment requirements by $4,000,000 as announced in November of 2002. Advanced negotiations are under way with project partners and the Company expects to formally launch the project in quarter 2.

Plant development and construction: Following the completion of the pilot program announced in January, the Company entered into agreements for the development and construction of a 100 tpd pyrolysis reactor for the proposed demonstration plant and completed engineering review of the design with UMA, an engineering company with which DynaMotive has a memorandum of understanding for the development of plants in Canada. Fabricators have also been identified and a detailed costing is being undertaken for the launch of construction. Construction of the plant is expected to commence in quarter 2.

Product R & D: The Company announced the launch of its lime kiln program to validate the use of BioOil as a fuel for lime kilns in the pulp and paper industry. Initial results have been positive and the program is expected to be concluded in quarter 3 this year. DynaMotive's objective through this program is to provide an environmentally friendly and economically viable alternative to fossil fuel consumption, and to reduce or eliminate waste disposal costs and provide green house gas credits to the users. DynaMotive estimates that the market worldwide within this industry would exceed 160 plants, each producing the equivalent of 1,000 barrels of oil per day. (1 barrel of oil =1.86 barrels of BioOil).

Intellectual Property Protection: A cornerstone of the Company's value is its capacity to protect trade secrets and technology improvements. The Company, following the completion of its pilot plant programs, has undergone a complete evaluation of technical and process improvements. The Company expects to complete the review in quarter 2 and will, subject to positive determination, seek new patents for its technology and process.

Biomass Options: In February, DynaMotive announced that it signed its first option on wood residue. An option for 500,000 tonnes of wood residue with L&M Wood Products of Saskatchewan was entered into and project evaluation is underway. The Company expects to complete commercial feasibility on the site by quarter 3 2003 and subject to a positive evaluation develop an exploitation program. The site could yield up to 2,140,000 barrels of BioOil (or 1,150,000 barrels of oil equivalent (BOE)) .

The Company is also currently negotiating options on three other sites in Canada.

Restructuring Initiatives: Resulting in US$ 2.75 million reduction in commercial and technical development costs for 2003: The Company simplified its structure and eliminated the need for regional offices, UK operations have been significantly reduced. Expansion plans into international markets are now based on independent agency and licensing arrangements. This approach to value-added services and technology licensing allowed the Company to reduce the costs of project development and technical design and support activities. Overhead cost base for 2003, estimated to be under $ 2 million, is on track to be met. This represents a decrease of more than 50 % in comparison to 2002 and 75% from 2001.

Main initiatives: The divestiture of Border Biofuels was part of the consolidation program that the Company announced in May 2002. Rotch Ltd. had been granted an exclusive first negotiation right to acquire DynaMotive's controlling interests in Border Biofuels. In January a creditor of Border Biofuels requested the liquidation of the Border Biofuels, Rotch requested further time to complete its research and feasibility studies. This was denied by the creditor. Rotch withdrew from negotiations. As a result, Border Biofuels has entered into liquidation proceedings. DynaMotive is one of the principal creditors in Border Biofuels. The Company is following proceedings
and will report on progress.   The decision to divest followed changes in
market conditions in the UK; DynaMotive had made accounting provisions for discontinued operations of Border Biofuels in quarter 4 2002. Investment requirements for project demonstration and overhead requirements would have exceeded US$ 2,000,000 in 2003 and US$4,000,000 through project commissioning and demonstration.

DynaMotive Europe Ltd.: DynaMotive announced in January that it had relocated its European Headquarters in London to Rotch Limited as part of its strategic alliance agreement. The Company finalized the release of its European Headquarters and reduced staff, with Mr. Antony Robson and consultant, Mr. Gaby Dadoun now responsible for European operations. Mr. Robson continues in his role as Managing Director Europe. Through these changes, the Company achieved cost reductions in excess of US$ 350,000 for the year 2003.

Pilot Plant Completion: the Company announced it had closed its testing facilities at BC Research Institute and has consolidated its operations at its Corporate Headquarters in Vancouver. DynaMotive further announced that through this consolidation, the Company has reduced its projected operation costs and overhead expenditure for the year 2003 by approximately US$ 400,000.





Financial: In January, the Company announced that it completed an interim private financing with assistance from its strategic partner, UK based Rotch Limited, that was launched in July 2002 the Company raised $1,358,278 from equity funding. The Company also announced that it was initiating a further round of financing for $ 2,000,000.

The Company in January also announced the engagement of MCC Energy Advisors Inc (MCC) as the corporate strategic and financial advisor. MCC will be leading the round of funding announced. MCC is a private equity services company specializing in the provision of in-depth strategic planning, transaction support and capital raising to established energy companies as well as energy technology companies which are positioned in the electricity and gas value chains.

MCC has offices in Malibu, Boston, New York, Washington, D.C. and London, and its parent company, Moore, Clayton & Co., Inc. has offices in many other locations across the globe giving MCC additional support and coverage. MCC's Chairman is British Peer Lord Parkinson, who was, among other senior Government posts, Margaret Thatcher's Minister for Energy. Lord Parkinson is known as the architect of electricity privatization in the UK.

Source and use of funds for first quarter: The Company raised $ 339,000 in equity at an average of $ 0.18 for a total of 1,916,000 shares and 831,000 three year warrants at an average exercise price of $0.22 per share. An additional amount of $ 165,000 was received from government funding (grants and repayable loans) $ 33,000 from short term loans and $ 18,000 from other sources. The majority of funds were used for the operations of the Company, including R&D programs, repayment of debt and capital expenditures."

For more information on DynaMotive, please call:
Corporate Communications
Tel:  (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005           Email: investor@DynaMotive.com
Website: www.DynaMotive.com

In Europe, contact:
Antony Robson                  Managing Director
Tel: (44) (0) 20-7518-9380	        Fax:  (44) (0) 20-7518-9381

For US enquiries, contact:
James Acheson
Chief Operating Officer       DynaMotive Corporation
Tel: (323) 460-4900           Fax:  (323) 465-2617
Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.
Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.